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EXHIBIT 12

SEA CONTAINERS LTD.

COMPUTATION OF RATIOS

						Pro Forma Information Debentures Exchanged
		Years ended December 31,				(100%)	(50%)
$'000	1998	1999	2000	2001	2002	2002	2002
Earnings / (losses) before income taxes	63,634	66,654	59,146	22,656	59,834	54,169	57,001
Equity in undistributed earnings of unconsolidated companies	33	(23,804)	(22,653)	(26,565)	(18,698)	(18,698)	(18,698)
Add back dividends received	—	513	585	103	86	86	86

Total earnings / (losses) before income taxes	63,667	43,363	37,078	(3,806)	41,222	35,557	38,389

Fixed charges:
Interest	120,879	124,043	141,959	128,923	130,831	135,769	133,300
Amortization of finance costs	4,957	5,043	5,659	5,787	5,020	5,747	5,384
Interest on guaranteed indebtedness	—	—	—	—	—	—	—

Total interest	125,836	129,086	147,618	134,710	135,851	141,516	138,684
Interest factor of rent expense	87,501	105,349	87,933	83,061	56,569	56,569	56,569

Total fixed charges	213,337	234,435	235,551	217,771	192,420	198,085	195,253

Capitalized interest	1,392	1,928	1,365	1,815	1,168	1,168	1,168

Fixed charges (excluding capitalized interest)	211,945	232,507	234,186	215,956	191,252	196,917	194,085

Earnings before fixed charges (excluding capitalized interest) and income taxes	275,612	275,870	271,264	212,150	232,474	232,474	232,474

Ratio of earnings to fixed charges	1.3	1.2	1.2	1.0	1.2	1.2	1.2

E B I T D A *	278,110	285,621	291,710	248,279	288,214	288,214	288,214

Ratio of EBITDA to cash interest expense	2.5	2.5	2.1	1.9	2.5	2.4	2.4

*
Earnings from operations plus depreciation and amortization

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SEA CONTAINERS LTD. COMPUTATION OF RATIOS